EXHIBIT 21.1
LIST OF SUBSIDIARIES OF CORE-MARK HOLDING COMPANY, INC.
(as of February 28, 2011)

Name of Subsidiary	Jurisdiction of Organization
Core-Mark Holdings I, Inc.	Delaware
Core-Mark Holdings II, Inc.	Delaware
Core-Mark Holdings III, Inc. [1]	Delaware
Core-Mark International, Inc.	Delaware
Core-Mark Midcontinent, Inc.	Arkansas
Core-Mark Interrelated Companies, Inc.	California
Head Distributing Company	Georgia
Minter-Weisman Co.	Minnesota
ASI Office Automation, Inc. [2]	California

1	Core-Mark Holdings I, Inc. and Core-Mark Holdings II, Inc. each hold 50% of Core-Mark Holdings III, Inc.
2	ASI Office Automation, Inc. is an inactive subsidiary corporation, and we have requested its dissolution by the State of California.